Exhibit 99.2

VOTE BY INTERNET Go to https://ts.vstocktransfer.com/pxlogin and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, August 7, 2025. CONTROL # VOTE BY EMAIL Mark, sign, date and scan your proxy card and email it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting to be held at 3:00 p.m. on August 11, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting Proxy Card - Neo-Concept International Group Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE LISTED RESOLUTIONS. 1. THAT Eva Yuk Yin SIU be and is re-elected as an executive director of the Company. 2. THAT Man Chi WAI be and is re-elected as an executive director of the Company. 3. THAT Josephine Yan YEUNG be and is re-elected as an independent director of the Company. 4. THAT Mark Gary SINGER be and is re-elected as an independent director of the Company. 5. THAT Billy Chun Fai TANG be and is re-elected as an independent director of the Company. 6. THAT WWC, P.C. Certified Public Accountants be and is re-appointed as the auditor of the Company and the board of directors of the Company be authorized to fix its remuneration for the year ending 31 December 2025. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED ANNUAL GENERAL MEETING AUGUST 11, 2025 AT 3:00 P.M. (HONG KONG TIME) This form of proxy is furnished in connection with the solicitation by the board of directors of Neo-Concept International Group Holdings Limited (the “Company”), of proxies for the extraordinary general meeting of the Company (the “AGM”) to be held at 3:00 p.m. on August 11, 2025 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of AGM (the “AGM Notice”). The board of directors of the Company has fixed the close of business on July 15, 2025 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. In respect of the resolution requiring shareholders’ vote at the AGM, each holder of the Company’s Class A Ordinary Shares is entitled to one vote per Class A Ordinary share and each holder of the Company’s Class B Ordinary Shares is entitled to 30 votes per Class B Ordinary Share. The quorum of the AGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. This form of proxy and the accompanying AGM Notice will be first sent to the shareholders of the Company on or about July 28, 2025. The shares represented by all properly executed proxies returned to the Company in accordance with the existing second amended and restated articles of association of the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the AGM or at any adjournment thereof, or (ii) by voting in person at the AGM. DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, * (Name) of (Address) being the registered holder(s) of Neo-Concept International Group Holdings Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting or of as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Neo-Concept International Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer: Email Address: (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)